Exhibit 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$3,370	$6,335	$7,470	$8,804	$4,052	$1,442	$9,184
Less: Undistributed income (loss) from equity investees	187	499	620	669	587	377	180

Adjusted earnings before fixed charges	$3,183	$5,836	$6,850	$8,135	$3,465	$1,065	$9,004

Add: Fixed charges
Interest and debt issue costs (1)	937	1,269	1,585	1,257	1,352	1,389	1,666
Estimated interest component of rent expense	18	18	25	28	32	28	34
Interest credited to bank deposits	—	—	—	—	2	78	95
Interest credited to policyholder account balances	4,646	3,940	5,610	6,943	8,179	7,729	5,603

Total fixed charges	$5,601	$5,227	$7,220	$8,228	$9,565	$9,224	$7,398

Preferred stock dividends (2)	67	154	221	169	146	134	385

Total fixed charges and preferred stock dividends	$5,668	$5,381	$7,441	$8,397	$9,711	$9,358	$7,783

Total earnings and fixed charges	$8,784	$11,063	$14,070	$16,363	$13,030	$10,289	$16,402

Ratio of earnings to fixed charges	1.57	2.12	1.95	1.99	1.36	1.12	2.22

Total earnings, including fixed charges and preferred stock dividends	$8,851	$11,217	$14,291	$16,532	$13,176	$10,423	$16,787

Ratio of earnings to fixed charges and preferred stock dividends	1.56	2.08	1.92	1.97	1.36	1.11	2.16

(1)	Interest costs include $5 million and $10 million related to variable interest entities for the nine months ended September 30, 2016 and 2015, respectively. Excluding these costs would have no effect on both the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends for the nine months ended September 30, 2016, and not have a significant effect for the nine months ended September 30, 2015. Interest costs include $8 million, $38 million, $122 million, $163 million and $324 million related to variable interest entities for the years ended December 2015, 2014, 2013, 2012 and 2011, respectively. Excluding these costs would have no effect on both the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends for each of the years ended December 31, 2015 and 2014, and would not have a significant effect on such ratios for each of the years ended December 31, 2013, 2012 and 2011.
(2)	For the year ended December 31, 2015, preferred stock dividends includes the repurchase premium of $59 million associated with the repurchased and canceled 6.50% non-cumulative Series B preferred stock. For the year ended December 31, 2011, preferred stock dividends includes the repurchase premium of $211 million associated with the convertible preferred stock repurchased and canceled in March 2011.